UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Enhancing Roche's position as the world's leading fully-integrated personalised healthcare company

Ventana Acquisition: Conference call to analysts & investors
26 June 2007

                                                                              1

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes',
'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks',
'estimates', 'future'or similar expressions or by discussion of, among other things,strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others:

1 pricing and product initiatives of competitors;
2 legislative and regulatory developments and economic conditions;
3 delay or inability in obtaining regulatory approvals or bringingproducts to market;
4 fluctuations in currency exchange rates and general financial market conditions;
5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trialsor research projects, unexpected side-effects of pipeline or marketed products;
6 increased government pricing pressures; 7 interruptions in production
8 loss of or inability to obtain adequate protection for intellectual property rights;
9 litigation;
10 loss of key executives or other employees; and
11 adverse publicity and news coverage.

Any statements regarding earnings per share growth
is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequentperiod will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please seefull prescribing information on our website - www.roche.com

All mentioned trademarks are legally protected

                                                                              2

Roche Group

Ventana Acquisition

Transaction Financials

                                                                              3

Roche Group
A leading global healthcare company

Roche Group Sales 2006
CHF 42bn

o World leader in oncology, transplantation and hepatitis
o World leader in in-vitro diagnostics
o World leader in Biotechnology

                                                                              4

Roche Group -  Strategy
Differentiation through Personalised Healthcare

Life Sciences
In Vitro Diagnostics
Pharma

Increasing medical valueto patients& physicians

o Innovative and medically differentiated products/services
o Patient-tailored treatment that deliver tangible improvement to the health, quality of life and
life expectancy of patients
o Leading in the development & commercialisation of targeted drugs&
companion diagnostic tests

                                                                              5

Roche Group -  Personalised Healthcare
Key component of good drug development and cost-effective, safe treatment

Drug discovery
Improve drug target selectionGain early indicationof response profile faster development, targeted drug

Patient stratification
Increase risk/ benefit ratio:
Include patients more likely to respond
Exclude those not likely to benefit
safer, more efficacious trials and drugs

Companion diagnostics
New testing opportunities:
Early detection/ screening
Patient selection
Monitoring treatment/ relapse
defined market on launch, efficient use of therapies

                                                                              6

Roche Group - Acquisition RationaleStrengthening the world's leading, fully-
integrated Personalised Healthcare company

Enter
Fast growing tissue-diagnostics market segment with attractive profitability

Leverage
Roche's distinctive capabilities and global position in Diagnostics

Position
Roche as the worldwide leader in Personalised Healthcare

                                                                              7

Roche Group

Ventana Acquisition
Transaction Financials

                                                                              8

Ventana Acquisition – Company Overview

Changing the practice of medicine in tissue-based cancer diagnosis

- **Company facts**
  - Founded 1985, based in Tucson, Arizona
  - 952 employees (year end 2006)

- **2006 Financials**
  - Revenue `06: $ US 238 m
  - Rev. CAGR '04-'06: ~20 %
  - Operating Margin: ~19 %

- **Leader in tissue-based diagnostics**
  - Leadership in advanced staining segment
  - Large installed base in pathology labs
  - Strong U.S. presence


2003
BENCHMARK XT
2000
BENCHMARK
1999
DISCOVERY
1998
RENAISSANCE
1998
NEXES SPECIAL STAINS
VENTANA
MEDICAL SYSTEMS, INC.
1997
NEXES IHC
1996
TECHMATE 500
1995
VENTANA GEN II
1991
VENTANA ES

Source: Ventana Investor Presentation

9

Ventana Acquisition – Product Portfolio*

Leadership in advanced staining

Histology Work-flow	Tissue processing	Primary staining	Advanced staining	Automated Image analysis and storage
Description	Tissue Preparation 	Tissue Structure  **e.g.** H&E Stains	Molecular Target (IHC/ ISH/ FISH/ FITC)  **e.g.** Pathway Her2/ neu	Image analysis & archive 
Ventana's Products		Symphony 	NexEs IHC  BenchMark XT/LT 	VIAS 

Source: Ventana Homepage

* Not full display of Ventana's product portfolio

10

Ventana Acquisition - New Market Potential
Histopathology; ~1 bn market, growing 10% p.a.*

Market size and growth             Key growth drivers
----------------------             ------------------

o High need for test automation and standardisation
o Increasing incidence of cancer
o Targeted cancer drugs requiring companion diagnostics

Source: Analyst reports, Roche Analysis
* Analysis of the histopathology market based on Analyst forecasts

                                                                             11

Roche and Ventana - Clear Market Leaders
Maximising each companies market strengths

Source: Analyst reports, Roche
* Analysis of the histopathology market based on Analyst forecasts

                                     Analysis All growth rates in local currency
                                 **Europe, Middle East and Africa (excl. Iberia)

                                                                             12

Ventana Acquisition - Providing Medical Value
Better diagnosis & therapy selection in oncology

Influence on medical
decisions by pathologists

Diagnostic Process
(e.g. Oncology)

Existing Roche Dx segment     Existing Ventana segment

Emerging innovative Dx segment

                                                                             13

Ventana Acquisition - Complementary Technologies
Complete tissue-based diagnostics capabilities for customers

Ventana technology capabilities
Roche Diagnostics technology capabilities

                                                                             14

Ventana Acquisition - Companion Diagnostics
Strong oncology drug portfolio, combined with full diagnostics capabilities uniquely positions Roche to lead in PHC

Roche                    Roche Capabilities            Ventana Capabilities
Oncology Pipeline        PCRElecsys/ Others            Ventana Capabilities

                                                                             15

Ventana Acquisition - Roche Diagnostics
Maintain Ventana as a dedicated business within diagnostics

Life Science             In Vitro Diagnostics

                                    Ventana

                             Molecular Diagnostics

                           Professional Diagnostics

                                                                  Diabetes Care

                                                                             16

Ventana Acquisition – Value Proposition

Combined strengths will enable new, differentiated products and solutions for patients and providers

Roche

VENTANA MEDICAL SYSTEMS, INC.

- Leadership in tissue-based diagnostics
- World-class capabilities in advanced staining (IHC/ ISH)
- Strong relationships with pathologists
- Leadership position in U.S.

Roche

- World-class molecular biology capabilities
- #1 Oncology pipeline
- 30+ years in lab automation, test development & system integration
- Global market position & reach

Differentiated Products/ solutions

- Broadest diagnostic offering
- Fully integrated personalised healthcare provider
- Best platforms & capabilities to drive innovation in tissue-based diagnostics

17

Roche Group

Ventana Acquisition

Transaction Financials

                                                                             18

Transaction Financials – Overview

Roche

Offer	• $75 per share in cash for each outstanding share of Ventana (fully diluted) • Transaction valued at approximately $3 billion • Will commence a tender offer, after repeated attempts to engage Ventana management in discussions for a negotiated transaction • Fully financed • No significant regulatory impediments
Implied Premium	• 44 % premium to $51.95, Ventana's close on June 22, 2007 • 55 % premium to $48.30, Ventana's 3-month average trading price • 66 % premium to $45.05, Ventana's year-to-date average trading price
Offer Conditions	• Customary conditions including that: – A majority of Ventana's shares of common stock, on a fully diluted basis, are tendered into Roche's offer – Ventana's Board takes all necessary actions to make its shareholder rights plan inapplicable to Roche's offer

19

Transaction Financials - Offer Price
Fair value for shareholders

Attractive premium to Ventana.s shareholders recognising
value created to-date and future potential of business

                                                                             20

Timing/ Next steps

o    Promptly commence tender offer to purchase all of the outstanding common stock of Ventana

o    Commence regulatory process immediately

o    Offer will be subject to customary conditions:

     -    Tender of a majority of Ventana's shares of common stock, on a fully diluted basis

     -    Ventana's Board takes all necessary actions to make its shareholder rights plan inapplicable to Roche's offer

Transaction Financials - Summary
Deploying capital for the right strategic purposes

1    Offer of $75 cash per share, representing an attractive value to Ventana's stockholders

2    Roche committed to maintain operations in Tucson, Arizona and further invest in the business

3    Deal accretive to operating profit/ EBIT within next 2-3 years and to Core
     EPS within 4 years. Marginal dilution (<1%) to Core EPS prior to this

4    Strategic flexibility of the Roche group not significantly affected

Additional information

THE TENDER OFFER DESCRIBED IN THIS PRESENTATION HAS NOT YET COMMENCED, AND THIS
PRESENTATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO
SELL VENTANA'S COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA'S COMMON
STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS
THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO
READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL
CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.
THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE
SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY
OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED
BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE
OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE)
FOR FREE BY CONTACTING MACKENZIE PARTNERS, THE INFORMATION AGENT, FOR THE TENDER
OFFER AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

                             We Innovate Healthcare

Glossary (1/2)

        Term                               What We Mean
----------------------  --------------------------------------------------------
Primary Staining        To see the tissue under a microscope, the sections are
                        stained with one or more pigments. This is done to give
                        contrast to the tissue being examined, as without
                        staining it is very difficult to see differences in cell
                        morphology. Hematoxylin and eosin (H&E) are the most
                        commonly used stains in histology and histopathology
--------------------------------------------------------------------------------
Immunohistochemistry    IHC refers to the process of localising proteins in
(IHC)                   cells of a tissue section exploiting the principle of
                        antibodies binding specifically to antigens in
                        biological tissues. Immunohistochemical staining is
                        widely used in the diagnosis of cancer. Specific
                        molecular markers are characteristic of particular
                        cancer types
--------------------------------------------------------------------------------
In Situ Hybridisation   ISH is a type of hybridisation that uses a labelled
(ISH)                   complementary DNA or RNA strand (i.e., probe) to
                        localise a specific DNA or RNA sequence in a portion or
                        section of tissue (in situ). DNA ISH can be used to
                        determine the structure of chromosomes
--------------------------------------------------------------------------------
FISH                    Is a specific form of ISH using fluorescent probes which
                        bind only to those parts of the chromosome with which
                        they show a high degree of sequence similarity
--------------------------------------------------------------------------------
CISH                    Chromogenic ISH is a lower cost alternative to FISH, as
                        it uses conventional enzyme (peroxidase) reactions to
                        detect the probes that bind to the target sequence.
                        Because this technique does not require a fluorescent
                        microscope to analyze the binding pattern, it is easier
                        to perform and lower cost
--------------------------------------------------------------------------------

Glossary (2/2)

Term	What We Mean
Stratifying Marker	A biomarker used to differentiate patient populations according to drug response
Prognostic Marker	A biomarker used to predict survival i.e. in tumor staging, where the degree of progression of cancer has been shown to predict survival
Stratifying Dx/ Companion Dx	A diagnostic used to stratify a clinical patient population with the purpose of delivering clinical utility
Anatomical Pathology	Branch of pathology that is concerned with the diagnosis of disease based on the gross and microscopic examination of cells and tissues
Histopathology	Is a field of anatomical pathology which specializes in the histologic study of diseased tissue. It used for accurate diagnosis of cancer and other disease
Cytopathology	Is a field of anatomical pathology which studies and diagnoses diseases on the cellular level. The most common use of cytopathology is the Pap smear, used to detect cervical cancer at an early treatable stage
Flow Cytometry	Technique for counting, examining and sorting microscopic particles suspended in a stream of fluid. It allows simultaneous multiparametric analysis of the physical and/or chemical characteristics of single cells. It is the main technology used today to diagnose the different types of leukemia and lymphoma

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